[OZEMAIL                          NEWS RELEASE
GRAPHICS           OZEMAIL FLIES INTO AUSTRALIAN TRAVEL MARKET
OMITTED]

FOR MORE INFORMATION CONTACT:

Helen Forde - Sydney, Australia - (+612) 9433 2461, 0411 530 461

Sydney, 13 August, 1998 OzEmail Limited (ASX: OZM) (Nasdaq: OZEMY), the leading provider of comprehensive Internet services in Australasia, today unveiled itravel, a Web-based travel service that enables Internet users to research, plan, book and pay for all their travel arrangements online.

itravel was launched in Sydney today by OzEmail President and Chief Operating Officer, Mr David Spence, aboard a 1950s Constellation aircraft affectionately known as the "Connie".

"In the 50s this aircraft revolutionised Australian international travel with the first around-the-world consumer service," said Mr Spence. "Today, itravel revolutionises consumer travel planning by bringing the agency to their desktop."

To deliver the itravel service, OzEmail will work with leading international travel specialists, Concorde International Travel and Leisure Planet.

As Australia's largest airline ticket wholesaler, Concorde will act as the fulfillment house for OzEmail, which is a licensed travel agent in its own right, by processing itravel users' bookings and tickets.

In bringing its full service leisure travel site to the Australian market via itravel, Leisure Planet will, with the assistance of technology provided by Worldspan, enable users to view and book any of the hotels in Leisure Planet's vast database, and provide flights, hire car and travel guides in an integrated itinerary planner module. South African based Leisure Planet has over 35,000 hotels in its database and is noted for having the world's largest image-rich database of over 11,700 hotels in 134 countries and proprietary travel guides for over 172 tourist destinations.

"With online travel predicted to be the biggest selling consumer item on the Net in the next few years, OzEmail needed to develop a world class travel service. To do this, we've brought together the best of breed to create itravel," said Mr Spence. "We believe that OzEmail is entering a burgeoning and lucrative market."

According to research company, DataMonitor*, travel will be the largest category of product sold over the Internet by the year 2002 and it is expected that the travel industry will account for 35 per cent of all online sales by then. DataMonitor contributes this growth to the increasing acceptance of the Internet as a viable sales channel.

Forrester Research predicts that by the year 2001, online retail revenues in the United States will reach $17.4 billion, of which $7.4 billion will be generated by online travel sales.

"itravel will be Australia's one-stop Net shop for all travel related information offering consumers the best and most competitive deals, 24 hours a day," said Mr Spence.

The itravel Web site is divided into different categories including airfares, travel guides, hotels and cars. itravel's easy-to-navigate interface enables users to freely build their own travel itinerary, book flights, select and reserve hotel rooms, hire cars and take out appropriate travel insurance.

itravel gives users several options to book a flight. Super Deals enables users to view what airfares are currently on special for itravel customers. If a user's preferred destination is not displayed in Super Deals, the user can then search the Best Fares database to view the best fare available for trips to their desired destination. Or they can use the Trip Planner function, which allows them to view all scheduled flights to their destination. Once the user has selected a suitable flight using the Best Fares or Super Deals database, the ticket may be booked and details will be confirmed by phone to the customer. If the ticket is purchased using the Trip Planner function, the ticket may be booked and purchased online using a credit card.

A unique feature that distinguishes OzEmail's itravel from other online travel sites is the Travel Guide section. Provided and updated by Leisure Planet, this extensive online library of guides gives itravel users the opportunity to take a virtual and photographic tour to the country of their choice. The Travel Guides section includes information on hotels, history, weather, currency, shopping hours and tourist attractions in almost every country.

"One of the Internet's strengths is that it gives the consumer more autonomy, ownership and improves efficiency. With itravel, the consumer can now enjoy the benefits of a real-time virtual travel agency from their own home or workplace," said Mr Spence. "itravel is the future of travel in Australia."

To mark the launch of itravel, OzEmail is holding a competition for all registered users of itravel, which gives users a chance to win either a trip for two to Europe, or a trip for two to the Solomon Islands with accommodation included. More details can be found on the itravel Web site at http://www.itravel.com.au

*April 28, 1998

ABOUT OZEMAIL

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statement on Form F-1 dated May 28, 1996, its 1996 Form 10-K dated March 31, 1997, and its Form 10-Qs dated August 13, 1996, November 14, 1996, May 8, 1997, August 13, 1997, and November 14, 1997.